UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Coachmen Industries, Inc.

(Name of Issuer)
Common Stock, No Par Value

(Title of Class of Securities)
189873102

(Cusip Number)
Matthew Sanford
Richard H. Siegel, Esq.
H.I.G. All American, LLC
c/o H.I.G. Capital, L.L.C.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
(305) 379-2322
With copies to:
Jorge L. Freeland, Esq.
White & Case LLP
200 South Biscayne Boulevard
Miami, Florida 33131
(305) 371-2700-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 27, 2009

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	189873102	13D	Page	2	of	14

1	NAME OF REPORTING PERSON: H.I.G. All American, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,049,188 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

16,049,188 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,049,188 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.8%(see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	189873102	13D	Page	3	of	14

1	NAME OF REPORTING PERSON: H.I.G. Capital Partners IV, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,049,188 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

16,049,188 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,049,188 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.8%(see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	189873102	13D	Page	4	of	14

1	NAME OF REPORTING PERSON: H.I.G. Advisors IV, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,049,188 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

16,049,188 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,049,188 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.8%(see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	189873102	13D	Page	5	of	14

1	NAME OF REPORTING PERSON: H.I.G.-GPII, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,049,188 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

16,049,188 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,049,188 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.8%(see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	189873102	13D	Page	6	of	14

1	NAME OF REPORTING PERSON: Sami W. Mnaymneh I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,049,188 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

16,049,188 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,049,188 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.8%(see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	189873102	13D	Page	7	of	14

1	NAME OF REPORTING PERSON: Anthony A. Tamer I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,049,188 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

16,049,188 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,049,188 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.8%(see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Introduction
     This statement on Schedule 13D (this “Schedule 13D”) relates to the Loan Agreement, dated as of October 27, 2009 (the “Loan Agreement”), by and among H.I.G. All American, LLC, a Delaware corporation (the “Lender”), Coachmen Industries, Inc., an Indiana corporation (the “Company”), and various direct and indirect subsidiaries of the Company (together with the Company, the “Borrowers”). On October 27, 2009, pursuant to the Loan Agreement, the Lender (i) purchased certain Secured Subordinated Convertible Tranche B Notes from the Borrowers in the initial principal amount of $10 million, which are convertible into shares of the Company’s common stock, no par value (the “Common Stock”), at an initial exercise price of $.979 per share (the “Tranche B Note”), (ii) committed to extend a line of credit to the Borrowers of up to $10 million, to be evidenced by a Senior Secured Revolving Note in principal amount of up to $10 million (the “Revolving Note”) and (iii) was issued a warrant to purchase up to 6,654,855 shares of the Common Stock, at an exercise price of $.00001 per share (the “Warrant”).
     The Tranche B Note accrues interest at 20% per annum and the interest may be paid-in-kind by the issuance of additional notes (the “PIK Interest”). The outstanding principal of the Tranche B Note (including PIK Interest) is convertible into shares of the Common Stock at an initial conversion price of $.979 per share.
     Both the Warrant and the Tranche B Note contain anti-dilution protection in the event the Company issues in excess of 16,289,583 shares of Common Stock. In addition, the Tranche B Note has a price protection feature that reduces the conversion price if the 90 day average price of the Common Stock falls below $0.979 at any time prior to April 27, 2010. The conversion of the Tranche B Note is also subject to reduction if the Company defaults on certain of its financial covenants contained in the Loan Agreement.
     The foregoing description of the Loan Agreement, the Revolving Note, the Tranche B Note and the Warrant are qualified in their entirety by the terms and conditions of the Loan Agreement, the Revolving Note, the Tranche B Note and the Warrant, which are filed as Exhibits 99.2, 99.3, 99.4 and 99.5 hereto, respectively, and are incorporated herein by reference.
Item 1. Security and Issuer
     The class of equity security to which this statement relates is the Common Stock of the Company. The address of the principal executive offices of the Company is 2831 Dexter Dr., Elkhart, Indiana 46515.
Item 2. Identity and Background
     This Schedule 13D is being filed by the Lender, H.I.G. Capital Partner IV, L.P., a Delaware limited partnership (“Fund IV”), H.I.G. Advisors IV, L.L.C., a Delaware limited liability company (“Advisors IV”), H.I.G.-GPII, Inc., a Delaware corporation (“GP II”), Sami W. Mnaymneh and Anthony A. Tamer (together with the Lender, Fund IV, Advisors IV, GP II and Mr. Mnaymneh, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this Schedule 13D. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.
     The Lender was formed for the specific purpose of consummating the transactions contemplated by the Loan Agreement. The sole member of the Lender is Fund IV, the general partner of Fund IV is Advisors IV, the manager of Advisors IV is GP II, and Messrs. Tamer and Mnaymneh are co-presidents of GP II.
H.I.G. All American, LLC
     The Lender is a Delaware limited liability company which was formed for the specific purpose of consummating the transactions contemplated by the Loan Agreement. Fund IV is the sole member of the Lender. The principal office of the Lender is located at 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.
     The executive officers of the Lender are as follows:

Name	Positions with the Lender	Principal Occupation or Employment
Matthew Sanford	President, Chief Executive Officer	Managing Director of H.I.G. Capital Management, Inc.

Fabian de Armas	Vice President, Secretary	Associate of H.I.G. Capital Management, Inc.

     The business address for each executive officer is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

H.I.G. Capital Partners IV, L.P.
     Fund IV is a limited partnership organized under the laws of the State of Delaware. Its principal business is making private equity investments. The principal business address of Fund IV, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.
H.I.G. Advisors IV, L.L.C.
     Advisors IV is a limited liability company organized under the laws of the State of Delaware and is the general partner of Fund IV. Its principal business is as a private equity management company. The principal business address of Advisors IV, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.
H.I.G. GP-II, Inc.
     GP II is a corporation organized under the laws of Delaware and is the manager of Advisors IV. Its principal business is to serve as a management company for several affiliates. The principal business address of GP II, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.
     The directors and executive officers of GP II are as follows:

Name	Positions with GP II	Principal Occupation or Employment
Anthony A. Tamer	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993

Sami W. Mnaymneh	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993

     The business address for each director and executive officer is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.
Sami W. Mnaymneh and Anthony A. Tamer
     Messrs. Mnaymneh and Tamer are the two lead principals of various entities known as “H.I.G.,” including several investment funds and entities that hold minority and majority positions in a number of companies. Additionally, Messrs. Mnaymneh and Tamer are the directors and sole shareholders of GP II.
     Mr. Mnaymneh is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. He has been an active investor in a number of sectors including telecommunications services and information technology, and has been extensively involved in H.I.G.’s industry consolidation investments. Prior to co-founding H.I.G., Mr. Mnaymneh was a Managing Director in the Mergers & Acquisitions department at the Blackstone Group, a New York based merchant bank, where he specialized in providing financial advisory services to Fortune 100 companies.
     Mr. Tamer is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. He has led a number of successful investments at H.I.G. in both the management buyouts and venture capital arenas. Mr. Tamer has extensive experience working with, and coaching, early stage and middle-market companies. He is a board member of several H.I.G. portfolio companies. Prior to co-founding H.I.G., Mr. Tamer was a partner at Bain & Company. His focus at Bain & Company was on developing business unit and operating strategies, improving clients’ competitive positions, implementing productivity improvement and cycle time reduction programs, and leading acquisition and divestiture activities for Fortune 500 clients.
     None of the persons for whom information is provided in this Item 2: (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each natural person for whom information is provided in this Item 2 is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration
     At the closing of the Loan Agreement, the Lender paid the aggregate amount of $10 million to purchase the Tranche B Note and receive the Warrant. The Lender obtained all of such funds through equity financing provided by Fund IV. Prior to the expiration of the two year term of the Revolving Note, and subject to the terms and conditions of the Loan Agreement, the Lender may extend credit to the Borrowers pursuant to the Revolving Note in an aggregate amount not to exceed $10 million. The Lender currently anticipates that it will obtain such funds through equity financing provided by Fund IV, but may from time to time choose to utilize alternative financing sources based on prevailing market conditions and various other factors.

     The foregoing descriptions of the Loan Agreement, the Revolving Note, the Tranche B Note and the Warrant are qualified in their entirety by the terms and conditions of the Loan Agreement, the Revolving Note, the Tranche B Note and the Warrant, which are filed as Exhibits 99.2, 99.3, 99.4 and 99.5 hereto, respectively, and are incorporated herein by reference.
Item 4. Purpose of Transaction
     (a) - (j) On October 27, 2009, pursuant to the Loan Agreement , the Company issued to the Lender the Revolving Note, the Tranche B Note and the Warrant. The Tranche B Note accrues interest at 20% per annum and if not paid in cash will be paid-in-kind by the issuance of PIK Interest notes. The Borrowers may not prepay any portion of the Tranche B Note. The outstanding principal of the Tranche B Note (including PIK Interest) is convertible into shares of the Common Stock at an initial conversion price of $.979 per share. The Warrant entitles the Lender to purchase up to 6,654,855 shares of the Common Stock, at an exercise price of $.00001 per share, upon the occurrence of certain events, including: (i) the Company’s repayment of the Tranche B Note; (ii) the Lender’s conversion of the Tranche B Note into shares of Common Stock; (iii) the Lender’s acceleration of amounts due under the Tranche B Note or Revolving Note due to an event of default by the Company under the terms of the Loan Agreement; (iii) the termination of the line of credit extended pursuant to the Revolving Note for any reason; or (iv) the expiration of the two year term of the Revolving Note and Tranche B Note on October 27, 2011. In addition, the last 820,171 shares of Common Stock subject to the Warrant are exercisable only on sixty-one days prior written notice to the Company. These shares are currently not considered to be beneficially owned by the Lender because it does not have the right to receive them within sixty days. If the Lender provides the Company with the required written notice of exercise, each of the Reporting Persons may be considered the beneficial owner of these last 820,171 shares of Common Stock one day after the provision of such notice.
     Both the Warrant and the Tranche B Note contain anti-dilution protection in the event the Company issues shares of Common Stock in excess of 16,289,583. In addition, the Tranche B Note has a price protection feature that reduces the conversion price if the 90 day average price of the Common Stock falls below $0.979 at any time prior to April 27, 2010. The conversion price of the Tranche B Note is also subject to reduction if the Company defaults on certain of its financial covenants contained in the Loan Agreement. The anti-dilution protections and potential conversion price reductions, as well as the accrual of PIK Interest on the Tranche B Note, could all result in the Reporting Persons obtaining beneficial ownership of additional shares of Common Stock.
     The Loan Agreement is secured by liens on substantially all of the assets of the Company and its subsidiaries. It also contains standard representations and warranties, covenants, conditions to funding and events of default. The Loan Agreement prohibits the Company from declaring dividends or making other distributions to the Company’s shareholders.
     In connection with the Loan Agreement, the Company approved amended bylaws (the “Amended Bylaws”) that (i) allow special meetings of the Company’s shareholders to be called by any shareholder holding 25% or more of the outstanding shares entitled to vote on the business to be conducted at such meeting, (ii) exempt the Company from the provisions of the Control Share Acquisitions Chapter of the Indiana Business Corporation Law and (iii) provide the Lender with the right, while any obligations under the Tranche B Note remain outstanding, to appoint two new directors to the Company’s board of directors, who may themselves appoint one additional director with the power to vote five director votes, and one additional director who is independent within the meaning of Item 407(a) of Regulation S-K. The Lender will initially appoint Matthew Sanford and Fabian de Armas to the Company’s board of directors. Mr. Sanford is a managing director of H.I.G. Capital Management, Inc. and Mr. de Armas is an associate of H.I.G. Capital Management, Inc. The Lender and its director designees do not currently plan on appointing any additional directors but could elect to do so in the future after an event of default by the Company under the terms of the Loan Agreement.
     The Reporting Persons intend to closely monitor and evaluate various factors affecting the Company’s business, financial performance and prospects and their investments in the Company on a continuing basis, including, without limitation, the Company’s financial performance, the market price of the Common Stock, changes in law or government regulations, tax considerations, developments affecting the Company and its prospects, conditions in the securities markets, general economic and industry conditions, and international geopolitical events. In the event of any significant deterioration in the Company’s financial condition, including the Company’s failure to meet the financial covenants contained in the Loan Agreement, the Lender may exercise its rights and remedies as a secured creditor under the Loan Agreement. These remedies include, among other things, accelerating any amounts due and foreclosing on the real and personal assets that serve as collateral for the loans. Alternatively, the Lender may elect to exercise any and all of its rights under the Loan Agreement to receive Common Stock, including without limitation the conversion or exercise (as applicable) of the Tranche B Note or the Warrant into shares of Common Stock. The Reporting Persons (including the Lender) may consider various other courses of action with respect to the Company. Such courses of action may include, without limitation, and the Reporting Persons reserve the right to effect (or seek to effect), at any time and from time to time in any single transaction or series of transactions, the following:
          (i) purchasing additional shares of the Common Stock on the open market, in privately negotiated transactions, or otherwise;
          (ii) selling some or all of the Reporting Persons’ shares of Common Stock receivable upon conversion of the Tranche B Note or exercise of the Warrant on the open market, in privately negotiated transactions, pursuant to offerings registered under the Securities Act of 1933, or otherwise;
          (iii) compositional changes to the board of directors as described herein and otherwise;
          (iv) material changes in the present capitalization or dividend policy of the Company;
          (v) changes to the Issuer’s certificate of incorporation, bylaws and other organizational documents;

          (vi) changes in the Company’s corporate governance policies and practices and with respect to its business plan and operating strategies;
          (vii) extraordinary corporate transactions, including, without limitation, mergers, acquisitions, dispositions, recapitalizations, sales or transfers of assets, reorganizations or liquidations involving the Company;
          (viii) taking actions that could cause the Common Stock of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;
          (ix) taking actions as a senior secured creditor of the Company after an event of default under the Loan Agreement; and
          (x) taking all such additional actions as the Reporting Persons deem necessary or advisable to effectuate any of the foregoing objectives, and which the Reporting Persons believe are reasonably related thereto.
     Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
     The foregoing descriptions of the Loan Agreement, the Tranche B Note, the Warrant and the Amended Bylaws are qualified in their entirety by reference to the Loan Agreement, the Tranche B Note, the Warrant and the Amended Bylaws filed as Exhibits 99.2, 99.4, 99.5 and 99.7 hereto, respectively, and are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     (a) - (b) As a result of the shares issuable to the Lender upon conversion of the Tranche B Note and exercise of the Warrant, the Lender may be deemed to be the beneficial owner of 16,049,188 shares of Common Stock, which represents in the aggregate approximately 49.8% of the outstanding shares of Common Stock. The additional 820,171 shares of Common Stock subject to the Warrant that will be deemed to be beneficially owned by the Lender one day after it provides the Company with the required written notice of exercise represent an additional 5% of the outstanding shares of Common Stock. The other Reporting Persons may be deemed to the be the beneficial owners of all of such shares as follows: Fund IV, as the sole member of the Lender; Advisors IV, as the general partner of Fund IV, GP II, as the manager of Advisors IV; and Messrs. Tamer and Mnaymneh as co-presidents, directors and sole shareholders of GP II.
     All of the percentages calculated in this Schedule 13D are based upon an aggregate of 16,180,765 shares of Common Stock outstanding as of October 27, 2009 (as disclosed in the Loan Agreement), as adjusted to reflect the 16,049,188 shares of Common Stock issuable within sixty days to the Lender upon conversion of the Tranche B Note and exercise of the Warrant. The number of shares of Common Stock of the Company that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 16,049,188, (iii) sole dispositive power is none and (iv) shared dispositive power is 16,049,188. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth in the Introduction and in Items 3 and 4 above is incorporated herein by reference.
     In connection with the Loan Agreement, the Company and the Lender entered into a Registration Rights Agreement, dated October 27, 2009, pursuant to which the Company granted the Lender certain registration rights with respect to the shares to be received upon conversion of the Tranche B Note and the exercise of the Warrant.
     The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit 99.6 hereto, which is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated November 05, 2009, by and among each of the Reporting Persons

Exhibit 99.2	Loan Agreement, dated October 27, 2009, by and among H.I.G. All American, LLC, the Company and various subsidiaries of the Company (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by the Company on October 28, 2009)

Exhibit 99.3	Senior Secured Revolving Note, dated October 27, 2009, by and among H.I.G. All American, LLC, the Company, and various subsidiaries of the Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.4	Secured Subordinated Convertible Tranche B Note, dated October 27, 2009, by and among H.I.G. All American, LLC, the Company, and various subsidiaries of the Company (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.5	Common Stock Purchase Warrant, dated October 27, 2009, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.6	Registration Rights Agreement, dated October 27, 2009, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.7	By-laws of Coachmen Industries, Inc., as modified through October 27, 2009 (incorporated by reference to Exhibit 3(ii) to the Current Report on Form 8-K filed by the Company on October 28, 2009)

Exhibit 99.8	Powers of Attorney for the Reporting Persons

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: November 06, 2009

H.I.G. ALL AMERICAN, LLC

By:	H.I.G. Capital Partners IV, L.P.
Its:	Sole Member

By:	H.I.G. Advisors IV, L.L.C.
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel

Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. CAPITAL PARTNERS IV, L.P.

By:	H.I.G. Advisors IV, L.L.C.
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel

Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. ADVISORS IV, L.L.C.

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel

Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G.-GPII, INC.

By:	/s/ Richard H. Siegel

Name:	Richard H. Siegel
Its:	Vice President and General Counsel

/s/ Sami W. Mnaymneh

Sami W. Mnaymneh

/s/ Anthony A. Tamer

Anthony A. Tamer

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated November 5, 2009, by and among each of the Reporting Persons

Exhibit 99.2	Loan Agreement, dated October 27, 2009, by and among H.I.G. All American, LLC, the Company and various subsidiaries of the Company (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by the Company on October 28, 2009)

Exhibit 99.3	Senior Secured Revolving Note, dated October 27, 2009, by and among H.I.G. All American, LLC, the Company, and various subsidiaries of the Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.4	Secured Subordinated Convertible Tranche B Note, dated October 27, 2009, by and among H.I.G. All American, LLC, the Company, and various subsidiaries of the Company (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.5	Common Stock Purchase Warrant, dated October 27, 2009, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.6	Registration Rights Agreement, dated October 27, 2009, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.7	By-laws of Coachmen Industries, Inc., as modified through October 27, 2009 (incorporated by reference to Exhibit 3(ii) to the Current Report on Form 8-K filed by the Company on October 28, 2009)

Exhibit 99.8	Powers of Attorney for the Reporting Persons